                                                          FILED PURSUANT TO
                                                              RULE 424B5
                                                          FILE NO. 333-87133



PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 30, 1999)

                              (Yen)40,000,000,000

                          The Procter & Gamble Company
                        1.5% Notes Due December 7, 2005

                                 ------------

   The notes will bear interest at the rate of 1.5% per year. Interest on the notes is payable on June 7 and December 7 of each year, beginning on June 7, 2000. The notes will mature on December 7, 2005. The notes will not be redeemable prior to maturity unless certain events occur involving United States taxation.

   We have filed an application to list the notes on the Luxembourg Stock Exchange in accordance with the rules thereof.

                                 ------------

   Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete.

                                 ------------

                                                Per Notes        Total
                                                --------- -------------------
Public Offering Price                            99.578%  (Yen)39,831,200,000
Underwriting Discount                             0.300%  (Yen)   120,000,000
Proceeds to Procter & Gamble (before expenses)   99.278%  (Yen)39,711,200,000

   Interest on the notes will accrue from and including December 7, 1999 to the date of delivery.

                                 ------------

   The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Euroclear or Cedelbank, as applicable, on or about December 7, 1999.

                                 ------------

                          Joint Book-Running Managers

Nikko SalomonSmithBarney Americas             Tokyo-Mitsubishi International plc

                                 ------------

Bank of America International Limited
                           Deutsche Bank
                                   Goldman Sachs International
                                                 J.P. Morgan Securities Ltd.
November 30, 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
The Company..............................................................  S-3
Summary Consolidated Financial Information...............................  S-4
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  S-5
Consolidated Ratio of Earnings to Fixed Charges..........................  S-8
Capitalization...........................................................  S-9
Management............................................................... S-10
Description of the Notes................................................. S-12
United States Tax Considerations......................................... S-23
Currency Conversions and Foreign Exchange Risks Affecting Yen Notes...... S-29
Underwriting............................................................. S-31
Validity of the Notes.................................................... S-33
Available Information.................................................... S-33
Incorporation of Documents by Reference.................................. S-33
Listing and General Information.......................................... S-34

                                   Prospectus

                                                                          Page
                                                                          ----
The Company..............................................................    3
Selected Consolidated Financial Information..............................    4
Use of Proceeds..........................................................    5
Description of Debt Securities...........................................    6
Description of Warrants..................................................   14
Plan of Distribution.....................................................   17
Legal Opinions...........................................................   18
Experts..................................................................   18
Where You Can Find More Information......................................   19

   In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

  . ""Procter & Gamble," "we," "us," and "our" are to The Procter & Gamble
    Company and its subsidiaries;

  . ""fiscal'' followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

  . ""dollars," "$" and "U.S.$" are to United States dollars and references to "Yen" and "(Yen)" are to Japanese yen.

                                  THE COMPANY

   The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

   As of July 1, 1999, we have reorganized our business to product-based Global Business Units ("GBUs") in order to streamline management decision-making, strategic planning and manufacturing. The realignment, called "Organization 2005", consists of the following product-based, reportable segments: Fabric and Home Care, Paper, Food and Beverage, Beauty Care and Health Care.

  . Fabric and Home Care includes laundry, fabric enhancers and household cleaning products. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

  . Paper includes tissue and towel, feminine care and baby care.
    Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

  . Food and Beverage includes snacks, beverage, and commercial services.
    Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

  . Beauty Care includes hair care, personal beauty care, color cosmetics and fine fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

  . Health Care includes oral care, personal health care, pharmaceuticals, and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel, Macrobid and Iams.

   The GBU structure is complemented by eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. In addition, Organization 2005 is intended to streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

   Organization 2005 will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

   In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of that date. Fabric and Home Care products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

   Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   The following summary consolidated financial information for the quarters ended September 30, 1999 and September 30, 1998 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended September 30, 1999. The summary consolidated financial information for the fiscal year ended June 30, 1999 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended September 30, 1999 are not necessarily indicative of the results for the full fiscal year. Prior years have been restated to conform with the current year presentation.

                                               Three Months Ended September 30
                                               --------------------------------
                                                      1999            1998
                                               ------------------ -------------
                                               (Amounts in Millions Except Per
                                                        Share Amounts)
NET SALES.....................................      $  9,919        $  9,510
  Cost of products sold.......................         5,206           5,142
  Marketing, research and administrative
   expenses...................................         2,866           2,494
                                                    --------        --------
OPERATING INCOME..............................         1,847           1,874
  Interest expense............................           147             157
  Other income, net...........................            45              50
                                                    --------        --------
EARNINGS BEFORE INCOME TAXES..................         1,745           1,767
  Income taxes................................           598             600
                                                    --------        --------
NET EARNINGS..................................      $  1,147        $  1,167
                                                    ========        ========
PER COMMON SHARE:
  Basic net earnings..........................      $   0.85        $   0.86
  Diluted net earnings........................      $   0.80        $   0.80
  Dividends...................................      $  0.320        $  0.285
AVERAGE COMMON SHARES OUTSTANDING--DILUTED....       1,435.2         1,454.5
                                                                   Fiscal year
                                               Three months ended     ended
                                               September 30, 1999 June 30, 1999
                                               ------------------ -------------
                                                    (Amounts in Millions)
WORKING CAPITAL...............................      $   (849)       $    597
TOTAL ASSETS..................................        35,324          32,113
LONG-TERM DEBT................................         7,212           6,231
SHAREHOLDERS' EQUITY..........................        12,352          12,058

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   We reported net earnings of $1.15 billion or $0.80 per diluted share for the quarter ended September 30, 1999. These results include charges related to our Organization 2005 program, which was announced in June 1999. This multi-year program is associated with our reorganization to product-based Global Business Units, as described more fully below.

   Core net earnings per diluted share, which exclude Organization 2005 costs, were $0.88, a 10% increase over the first quarter of fiscal 1999. Core net earnings were $1.27 billion, excluding $120 million after tax in charges related to Organization 2005. This solid progress reflects a continued cost-containment focus in the face of significant initiative investments that yielded initial results in the first quarter and laid the foundation for future growth.

   Reported net sales for the quarter ended September 30, 1999 were a record $9.92 billion, up 4%. Net sales grew 5%, excluding a 1% impact of negative exchange rates, primarily the euro and the Brazilian real. Unit volume grew 2%. New premium-priced initiatives and product upgrades boosted sales ahead of volume.

   Gross margin was 47.5% for the quarter ended September 30, 1999 compared to 45.9% in the same quarter of fiscal 1999 and 44.8% for all of fiscal 1999. Included in "cost of products sold" is $105 million before tax related to Organization 2005. Gross margin was positively impacted during the quarter ended September 30, 1999 by improved pricing, product mix, and lower manufacturing expenses.

   Operating margin was 18.6% for the quarter compared to 19.7% in the same quarter a year ago and 16.4% for the prior fiscal year. Excluding $160 million before tax in Organization 2005 charges, operating margin was 20.2%, primarily due to gross margin improvement.

   Following are highlights by business segment:

   Fabric and Home Care: As our biggest and fastest-growing business unit, Fabric and Home Care set the pace for our results. Net sales grew 8% to $3.16 billion on 4% unit volume growth supplemented by the launch of higher-margin initiatives and product upgrades. Currency impacts depressed sales by one percent. The recent launches of Swiffer and Dryel in North America and strong base business results drove volume gains. Share-building initiative activity in Northeast Asia spurred double-digit volume growth in the geography. Ariel tablets performed well after their spring 1999 launch in the United Kingdom and are currently being expanded in Western Europe. Net earnings grew 10% to $484 million, reflecting volume growth and improved pricing, despite continued initiative investment and the impact of unfavorable currency movements, particularly the euro.

   Paper: The Paper business demonstrated strong volume gains on certain key brands, behind an upgrade on Charmin and increased capacity on Bounty and Charmin. These results were mitigated by significant competitive activity, particularly in diapers and feminine care products. Excluding a 2% impact from the Attends divestiture, volume and net sales were stable for the quarter ended September 30, 1999, with net sales at $3.01 billion. On the base business, successful pricing measures on certain brands and markets were offset by negative currency impacts. Despite the improved pricing, chiefly behind product upgrades in diapers, increased spending in a difficult competitive environment resulted in net earnings of $343 million, a 2% decline.

   Food and Beverage: Food and Beverage posted strong results for the first quarter ended September 30, 1999. Geographical expansion in both snacks and juice helped push sales up five percent to $1.21 billion, on comparable unit volume growth. A slate of new initiatives in North America, including Folgers Whole Bean, Pringles Twin Pack, Sunny Delight Eclipse, and Jif Smooth Sensations, along with the expansion of Pringles and Sunny Delight across Western Europe, drove the volume growth. Earnings grew 35% to $106 million, behind the volume gains on the base business, higher-margin initiatives, and improved gross margin.

   Beauty Care: During the quarter ended September 30, 1999, Beauty Care continued to see benefits from the launch of Oil of Olay Cosmetics, as well as a number of other premium initiatives. Premium initiatives, as well as favorable currency impacts in Northeast Asia, helped offset a 3% unit volume decline to maintain sales in line with levels during the first quarter of fiscal 1999 at $1.82 billion. Currency effects contributed 1% to the sales increase. Volume comparisons reflect strong year-ago results and the competitive environment, primarily for hair care in key European markets. Western Europe results were negatively impacted by the recent introduction of new trade terms in France and the prior year divestiture of certain minor brands. Volume also was impacted by economic sluggishness in China that dampened consumption and certain trade inventory adjustments in advance of current quarter pricing actions. Net earnings were $225 million, down 4% as volume declines and initiative spending offset pricing improvements.

   Health Care: Health Care segment results included the integration of the newly acquired pet health and nutrition business, The Iams Company, in September 1999. Net sales increased 16% to $799 million on 7% unit volume growth, primarily reflecting the Iams acquisition. Negative exchange impacts reduced sales by 1% for the quarter ended September 30, 1999. Net earnings were $91 million, a 29% increase over the prior year. The overall segment earnings reflect the benefits of favorable pricing and increased licensing and divestiture activity, which more than offset continued investment behind future initiatives and product upgrades.

   Corporate: The Corporate segment includes certain financing and investing activities, other general corporate income and expense items, segment eliminations, and Organization 2005 costs amounting to $120 million after tax for the quarter ended September 30, 1999.

   Financial Condition: Total debt increased $2.7 billion since June 30, 1999. The incremental debt was used primarily to fund the previously announced share repurchase program and the acquisition of The Iams Company, which was completed August 31, 1999.

   Year 2000 Update: As outlined in our Annual Report on Form 10-K for the year ended June 30, 1999, we have substantially completed our program to address the possible exposures related to the impact on our computer systems of the Year 2000 issue. These plans have not changed materially in terms of scope or estimated costs to complete, and have progressed according to previously identified time schedules.

   Implementation of required changes to critical systems is complete. Testing and certification of critical systems, which includes review of documented remediation work and test results by technical experts, key users, and a central project team, was successfully completed by September 30, 1999. The focus in this area is now on maintaining Year 2000 readiness. Our risk management program, which was expanded to include the Year 2000 Business Continuity Plan ("BCP"), was completed by October 31, 1999, consistent with previously identified time schedules. The objectives of the BCP are twofold:
(1) to ensure business-critical processes are protected from disruption and will continue to function during and after the year 2000; and (2) to ensure our ability to produce an acceptable level of products and services is safeguarded in the event of failures of external systems and services. The BCP included, for example, identification of alternative suppliers or customers, possible increases in safety inventory levels and other backup procedures.

   Businesses and assets that we acquired after June 30, 1999 but prior to the end of 1999 are subjected to a Year 2000 assessment process and, where feasible, representations as to Year 2000 readiness are obtained from the seller. Post-closing, we will take such actions as we consider necessary regarding Year 2000 readiness, including modification or remediation work and testing.

   Incremental costs related to Year 2000 efforts, which include contractor costs to modify existing systems and costs of internal resources dedicated to achieving and maintaining Year 2000 compliance, are charged to expenses as incurred. Costs are expected to total approximately $90 million, of which over 90% has been spent through September 30, 1999.

   We are taking all reasonable steps to prevent major interruptions in our business due to the Year 2000 issue. The effect, if any, on our financial statements if we, our customers, our suppliers, or the public sector are not fully Year 2000 compliant is not reasonably estimable. We believe, however, that the successful completion of our Year 2000 project will significantly reduce the risk of a major business interruption due to Year 2000 failures. Additionally, our broad base of customers and suppliers and the whole worldwide nature of its operations is expected to mitigate any Year 2000 risks.

   Organization 2005 Update: On June 9, 1999, we announced an Organization 2005 program that is an integral part of our broader 2005 initiative, which includes a realignment of our organizational structure, work processes and culture designed to accelerate growth by streamlining management decision-making, manufacturing and other work processes. These changes are intended to increase our ability to innovate and bring initiatives to global markets more quickly. In order to implement the program's structural changes and achieve the benefits of faster growth, we need to make a number of structural changes to both our administrative and manufacturing operations.

   Charges related to Organization 2005 consist primarily of costs related to the consolidation of manufacturing facilities (including accelerated depreciation, asset writedowns and contract termination costs) and employee separation costs. During the quarter ended September 30, 1999, we recorded expenses totaling $160 million before tax related to Organization 2005, as detailed in the following table:

    Organization 2005 July-September, 1999 Charges (before tax) (amounts in millions)

                                                         Cash   Amount
                                                 Total  Spent   Charged
                                      Beginning   New   During  Against  Ending
                                      Reserves  Charges Period  Assets  Reserves
                                      --------- ------- ------  ------- --------
Employee separations.................   $ 35     $ 47   $ (12)   $ --     $ 70
Asset write-downs....................    --         2     --        (2)    --
Accelerated depreciation.............    --       100     --      (100)    --
Other................................      9       11      (6)      (2)     12
                                        ----     ----   -----    -----    ----
                                          44      160     (18)    (104)     82

   Organization 2005 charges are included in our cost of products sold ($105 million) and in marketing, research and administrative expenses ($55 million), and are included in Corporate & Other in our segment reporting disclosure. The underlying plant closures and consolidations will impact all regions and product segments. The planned plant closures and consolidations will not all be executed immediately due to either capacity or logistics constraints.

   Employee separation charges in July-September, 1999 relate to severance packages for approximately 700 people, representing primarily administrative employees in North America, Asia, Europe, Middle East and Africa. The predominantly voluntary packages are formula-driven, based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer in accordance with our policy for such programs. On average, net enrollment is expected to decline by approximately 75% of total separations, as some terminations will be partially offset through increased enrollment at remaining sites. Of total separations expected through fiscal 2001, approximately half will take place in manufacturing with the balance in administrative functions. Separation costs related to manufacturing employees are included in cost of products sold, while those for administrative employees are reported in marketing, research and administrative expenses.

   Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization and closures that will occur primarily over the next three fiscal years as a result of the Organization 2005 program. We have changed the estimated useful lives of such assets, resulting in an acceleration of depreciation. The majority of accelerated depreciation recorded in the July-September, 1999 quarter is concentrated in the Paper segment and reflects the standardization of manufacturing and work processes being undertaken in that segment.

   Other costs include primarily relocation and training costs, as well as other Organization 2005-related expenses. Such costs are expensed as incurred.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                                       Three
                                                                      Months
                                                                       Ended
                                                                     September
                                                                        30
                                                                     ----------
                                                                     1998  1999
                                                                     ----  ----
       Ratio of earnings to fixed charges(1)........................ 10.3x 11.4x

--------
(1) Earnings used to compute this ratio are earnings before income and taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

                                 CAPITALIZATION

   The following table sets forth the unaudited consolidated capitalization of Procter & Gamble and its subsidiaries at September 30, 1999.

                                                         September 30, 1999(1)
                                                       -------------------------
                                                        (in millions of dollars
                                                       except per share amounts)
Debt:
Commercial paper and other borrowing due within one
 year (2)............................................           $ 4,916
Long-Term Borrowings:
  Due from one to two years..........................               550
  Due after two and through five years...............             2,580
  Due after five years...............................             4,082
                                                                -------
    Total debt.......................................           $12,128
                                                                =======
Shareholders' Equity:
Convertible Class A preferred stock, stated value $1
 per share; 600,000,000 shares authorized, 95,405,000
 outstanding.........................................           $ 1,768
Non-Voting Class B preferred stock, stated value $1
 per share; 200,000,000 shares authorized, none
 outstanding.........................................                --
Common Stock, stated value $1 per share;
 5,000,000,000 shares authorized, 1,315,700,000
 outstanding.........................................             1,316
Additional paid-in capital...........................             1,432
Reserve for Employee Stock Ownership Plan debt
 retirement..........................................            (1,531)
Accumulated other comprehensive income...............            (1,513)
Retained earnings....................................            10,880
                                                                -------
    Total shareholders' equity.......................            12,352
                                                                =======
      Total capitalization...........................           $24,480
                                                                =======

--------
(1) As of November 15, 1999, we are not aware of any material changes since September 30, 1999 in our common stock, increases in our consolidated long-term debt or any decreases in our consolidated net current assets or consolidated shareholders' equity, except in connection with acquisitions of common stock under our previously announced discretionary stock repurchase plan. Since September 30, 1999, we have acquired Recovery Engineering, Inc. and have completed an October 19, 1999 offering of $81 million principal amount of floating rate notes due October 26, 2049, and a November 10, 1999 offering of $70 million principal amount of floating rate notes due November 15, 2039.
(2) Includes $265 million equivalent to current portion of long-term debt due within one year. We maintain credit facilities in support of our short-term commercial paper borrowings. At September 30, 1999 our short-term bank lines with banks amounted to $3.5 billion (none of which had been utilized at October 31, 1999).

                                   MANAGEMENT

Directors

        Name                            Principal Occupation
        ----                            --------------------
 Norman R. Augustine Chairman of the Executive Committee, Lockheed Martin
                     Corporation (aerospace, electronics, telecommunications,
                     information management and energy systems). Director of
                     Lockheed Martin Corporation, The Black and Decker
                     Corporation and Phillips Petroleum Company; Director of
                     Procter & Gamble since 1989; Chairman of the Compensation
                     Committee and member of the Executive and Finance
                     Committees; age 64.
 Donald R. Beall     Retired Chairman and Chief Executive Officer, Rockwell
                     International Corporation (industrial, automation,
                     avionics and communications and electronic commerce) and
                     Chairman of the Executive Committee. Director of Rockwell
                     International Corporation, Conexant Systems, Inc., Meritor
                     Automotive, Inc. and Times-Mirror Company; Director of
                     Procter & Gamble since 1992; Chairman of the Audit
                     Committee and member of the Executive and Public Policy
                     Committees; age 61.
 Gordon F. Brunner   Chief Technology Officer. Director of Procter & Gamble
                     since 1991; age 61.
 Richard B. Cheney   Chief Executive Officer, Halliburton Company (energy
                     services, engineering and construction). Director of
                     Halliburton Company, Electronic Data Systems Corporation,
                     and Union Pacific Corporation; Director of Procter &
                     Gamble since 1993; member of the Audit, Compensation and
                     Public Policy Committees; age 58.
 Richard J. Ferris   Retired Co-Chairman, Doubletree Corporation. Director of
                     BP Amoco Corporation and Candlewood Hotel Company, Inc.;
                     Director of Procter & Gamble since 1979; Chairman of the
                     Finance Committee and member of the Executive and Public
                     Policy Committees; age 63.
 Joseph T. Gorman    Chairman and Chief Executive Officer, TRW Inc.
                     (electronic, automotive, industrial and aerospace
                     equipment). Director of TRW Inc. and Aluminum Company of
                     America; Director of Procter & Gamble since 1993; member
                     of the Compensation, Executive and Finance Committees; age
                     62.
 Durk I. Jager       Chairman of the Board, President and Chief Executive.
                     Director of Eastman Kodak Company; Director of Procter &
                     Gamble since 1989; member of the Executive Committee; age
                     56.
 Charles R. Lee      Chairman and Chief Executive Officer, GTE Corporation
                     (telecommunications services). Director of GTE
                     Corporation, United Technologies Corporation and USX
                     Corporation; Director of Procter & Gamble since 1994;
                     member of the Audit, Board Organization and Nominating,
                     and Compensation Committees; age 59.
 Lynn M. Martin      Professor, J.L. Kellogg Graduate School of Management,
                     Northwestern University. Director of SBC Communications,
                     Ryder System, Inc., TRW Inc., Dreyfus Funds and Harcourt
                     General Inc.; Director of Procter & Gamble since 1994;
                     member of the Finance, Board Organization and Nominating
                     and Public Policy Committees; age 59.
 John E. Pepper      Retired Chairman of the Board and Chief Executive.
                     Director of Motorola, Inc. and Xerox Corporation. Director
                     of Procter & Gamble since 1984; Chairman of the Executive
                     Committee and member of the Finance and Public Policy
                     Committees; age 61.

            Name                           Principal Occupation
            ----                           --------------------
 John C. Sawhill, Ph.D.     President and Chief Executive Officer, The Nature
                            Conservancy (an international conservation
                            organization). Director of Pacific Gas & Electric
                            Company, NACCO Industries, Newfield Exploration
                            Company and Vanguard Group of Mutual Funds;
                            Director of Procter & Gamble since 1996; member of
                            the Audit, Board Organization and Nominating and
                            Public Policy Committees; age 63.
 John F. Smith, Jr.         Chairman and Chief Executive Officer, General
                            Motors Corporation (automobile and related
                            businesses). Director of General Motors
                            Corporation; Director of Procter & Gamble since
                            1995; member of the Audit, Board Organization and
                            Nominating and Public Policy Committees; age 61.
 Ralph Snyderman, M.D.      Chancellor for Health Affairs, Executive Dean,
                            School of Medicine at Duke University, and
                            President/CEO of Duke University Health System.
                            Director of Ariad, Inc.; Director of Procter &
                            Gamble since 1995; member of the Audit, Board
                            Organization and Nominating and Public Policy
                            Committees; age 59.
 Robert D. Storey           Partner in the law firm of Thompson, Hine & Flory,
                            L.L.P., Cleveland, Ohio. Director of GTE
                            Corporation and The May Department Stores Company;
                            Director of Procter & Gamble since 1988; Chairman
                            of the Public Policy Committee and member of the
                            Audit and Board Organization and Nominating
                            Committees; age 63.
 Marina v.N. Whitman, Ph.D. Professor of Business Administration and Public
                            Policy, University of Michigan. Director of
                            Aluminum Company of America, Browning-Ferris
                            Industries, Inc., Chase Manhattan Corporation and
                            its subsidiary Chase Manhattan Bank, and Unocal
                            Corporation; Director of Procter & Gamble since
                            1976; Chairman of the Board Organization and
                            Nominating Committee, and member of the
                            Compensation and Finance Committees; age 64.

Executive Officers

           Name                                Office Held
           ----                                -----------
 Durk I. Jager........... Chairman of the Board, President and Chief Executive.
                          Director since December 12, 1989.
 Wolfgang C. Berndt...... President--Global Fabric & Home Care and Europe
 Alan G. Lafley.......... President--Global Beauty Care and North America
 Jorge P. Montoya........ President--Global Food & Beverage and Latin America
 Richard L. Antoine...... Global Human Resources & Product Supply Officer
 Gordon F. Brunner....... Chief Technology Officer. Director since March 1,
                          1991.
 Bruce L. Byrnes......... President--Global Health Care and Corporate New
                          Ventures
 R. Kerry Clark.......... President--Global Feminine Care and Asia
 Clayton C. Daley, Jr.... Chief Financial Officer
 Stephen N. David........ Global Customer Business Development Officer
 James J. Johnson........ Chief Legal Officer
 Mark D. Ketchum......... President--Global Baby Care
 Gary T. Martin.......... President--Global Tissues & Towel
 David R. Walker......... Vice President and Comptroller

   All of the above Executive Officers, except James J. Johnson and David R. Walker, are members of the Global Leadership Council of The Procter & Gamble Company and have been employed by Procter & Gamble for over five years.

                            DESCRIPTION OF THE NOTES

   The following description of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

   Investors should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

   The notes:

  . will be in the aggregate principal amount of (Yen)40,000,000,000, subject to our ability to issue additional notes which may be of the same series as these notes as described under "--Further Issues,"

  . are senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

  . will be issued as a separate series under the indenture between Procter & Gamble and Bank One Trust Company, NA (formerly known as The First National Bank of Chicago), as the trustee, dated as of September 28, 1992, in registered, book-entry form only,

  . will be issued as of December 7, 1999, in Japanese yen in denominations of (Yen)1 million and integral multiples of (Yen)1 million,

  .  will mature on December 7, 2005,

  .  will be repaid at par at maturity,

  . are not redeemable by us prior to maturity, other than as described below in connection with certain events involving U.S. taxation,

  .  are subject to defeasance and covenant defeasance, and

  .  are not subject to any sinking fund.

   The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption "Description of Debt Securities--Restrictive Covenants."

   The currency of payment for the notes is Japanese yen. However, when interests in the notes are held through DTC, all payments in respect of such DTC notes will be made in U.S. dollars, unless the holder of a beneficial interest in the DTC notes elects to receive payment in Japanese yen. See "Currency Conversions and Foreign Exchange Risks Affecting Yen Notes--Currency Conversions."

Interest

   The notes will bear interest from and including December 7, 1999 at the rate of 1.5% per annum, payable in equal semi-annual installments on June 7 and December 7 of each year, the first such payment to be made on June 7, 2000, to the person in whose name the notes are registered at the close of business on the fifteenth calendar day next preceding such June 7 and December 7 (the "record date").

   Whenever it is necessary to compute any amount of accrued interest in respect of the notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, interest will be calculated on the basis of the actual number of days in the period and a year of 365 days.

   If either a date for payment of principal or interest on the notes or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the date for payment of principal or interest on the notes or the maturity date of the notes. For these purposes, "Business Day" means any day which is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, Tokyo and London.

   A fiscal agency agreement dated as of December 7, 1999 will be entered into in relation to the notes between Procter & Gamble, Citibank, N.A. London office, as registrar, fiscal agent and exchange agent, and the other paying agent named therein. Payment of principal of and interest on the notes will be made through the office of the fiscal agent in London. The terms "registrar," "fiscal agent," "exchange agent" and "paying agent" shall include any successors appointed from time to time in accordance with the provisions of the fiscal agency agreement, and any reference to an "agent" or "agents" shall mean any or all (as applicable) of such persons.

   The noteholders are bound by, and are deemed to have notice of, the provisions of the fiscal agency agreement. Copies of the fiscal agency agreement are available for inspection during usual business hours at the principal office of the fiscal agent. A copy of the fiscal agency agreement will also be available for inspection at the office of Credit Agricole Indosuez Luxembourg S.A.

Additional Amounts

   All payments of principal and interest in respect of the notes will be made free and clear of, and without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority of or in the United States, unless such withholding or deduction is required by law (see "United States Tax Considerations" below).

   In the event such withholding or deduction is required by law, subject to the limitations described below, we will pay as additional interest on the notes to the holder or beneficial owner of any note who is a non-U.S. holder (as defined under "United States Tax Considerations--Non-U.S. Holders" below) such additional amounts ("Additional Amounts") as may be necessary in order that every net payment by us or any paying agent of principal of or interest on the notes (including upon redemption), after deduction or withholding for or on account of any present or future tax, duty, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in such note to be then due and payable before any such tax, duty, assessment or other governmental charge.

   However, our obligation to pay Additional Amounts shall not apply to:

     (a) any tax, duty, assessment or other governmental charge which would not have been so imposed but for:

       (1) the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or other equity owner or person having such a power) being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or being or having been present in the United States or having or having had a permanent establishment in the United States,

       (2) the failure of such holder or beneficial owner to comply with any requirement under United States tax laws and regulations to establish entitlement to a partial or complete exemption from such tax, duty, assessment or other governmental charge (including, but not limited to, the requirement to provide Internal Revenue Service Forms W-8BEN, Forms W-8ECI, or any subsequent versions thereof or successor thereto) or

       (3) such holder's or beneficial owner's present or former status as a personal holding company or a foreign personal holding company with respect to the United States, as a controlled foreign corporation with respect to the United States, as a passive foreign investment company with respect to the United States, as a foreign tax exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;

     (b) any tax, duty, assessment or other governmental charge imposed by reason of the holder or beneficial owner:

       (1) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of Procter & Gamble's stock,

       (2) being a bank receiving interest described in section
    881(c)(3)(A) of the Internal Revenue Code (as defined in "United States Tax Considerations" below) or

       (3) being a controlled foreign corporation with respect to the United States that is related to Procter & Gamble by stock ownership;

     (c) any tax, duty, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder or beneficial owner of such note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment of the note is duly provided for and notice is given to holders, whichever occurs later, except to the extent that the holder or beneficial owner would have been entitled to such additional amounts on presenting such note on any date during such 10-day period;

     (d) any estate, inheritance, gift, sales, transfer, personal property, wealth, interest equalization or similar tax, assessment or other governmental charge;

     (e) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of or interest on such note;

     (f) any tax, duty, assessment or other governmental charge which is payable by a holder that is not the beneficial owner of the note, or a portion of the note, or that is a fiduciary, partnership, limited liability company or other similar entity, but only to the extent that a beneficial owner, a beneficiary or settlor with respect to such fiduciary or member of such partnership, limited liability company or similar entity would not have been entitled to the payment of an additional amount had such beneficial owner, settlor, beneficiary or member received directly its beneficial or distributive share of the payment;

     (g) any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

     (h) any combination of items (a), (b), (c), (d), (e), (f) and (g).

   For purposes of this section, the holding of or the receipt of any payment with respect to a note will not constitute a connection (1) between the holder or beneficial owner and the United States or (2) between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity and the United States.

   Any reference in this prospectus supplement and the prospectus, in the indenture, in the fiscal agency agreement or in the notes to principal or interest shall be deemed to refer also to Additional Amounts which may be payable under the provisions of this section.

   Procter & Gamble will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority therein with respect to the execution and delivery of the fiscal agency agreement or issuance of the notes.

   Except as specifically provided in the notes, Procter & Gamble will not be required to make any payment with respect to any tax, duty, assessment or other governmental charge imposed by any government or any political subdivision or taxing authority of or in the United States.

Tax Redemption

   Except as provided below, the notes may not be redeemed prior to maturity. Unless previously redeemed or repurchased and canceled, the notes will be payable at par, including Additional Amounts, if any, on December 7, 2005, or such earlier date on which the notes shall be due and payable in accordance with the terms and conditions of the notes. However, if the maturity date of the notes is not a Business Day, the notes will be payable on the next succeeding Business Day and no interest shall accrue for the period from December 7, 2005 to such payment date.

   The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with interest accrued and unpaid to the date fixed for redemption, at any time, on giving not less than 30 nor more than 60 days' notice in accordance with "Notices" below, which notice shall be irrevocable, if

     (a) we have or will become obligated to pay Additional Amounts as a result of any change in or amendment to the laws, regulations or rulings of the United States or any political subdivision or any taxing authority of or in the United States affecting taxation, or any change in or amendment to an official application, interpretation, administration or enforcement of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, or

     (b) any action shall have been taken by a taxing authority, or any action has been brought in a court of competent jurisdiction, in the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in (a) above, whether or not such action was taken or brought with respect to Procter & Gamble, or any change, clarification, amendment, application or interpretation of such laws, regulations or rulings shall be officially proposed, in any such case on or after the date of this prospectus supplement, which results in a substantial likelihood that we will be required to pay Additional Amounts on the next interest payment date.

   However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be, in the case of a redemption for the reasons specified in (a) above, or there would be a substantial likelihood that we would be, in the case of a redemption for the reasons specified in (b) above, obligated to pay such Additional Amounts if a payment in respect of the notes were then due.

   Prior to the publication of any notice of redemption pursuant to this section, we will deliver to the trustee

     (1) a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and

     (2) in the case of a redemption for the reasons specified in (a) or (b) above, a written opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such Additional Amounts as a result of such change or amendment or that there is a substantial likelihood that we will be required to pay such Additional Amounts as a result of such action or proposed change, clarification, amendment, application or interpretation, as the case may be.

   Such notice, once delivered by us to the trustee, will be irrevocable.

Book-Entry System

   The information set out below in connection with DTC, Euroclear and Cedelbank is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information in this section concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy thereof.

   Investors wishing to use the facilities of any of the clearing systems are advised to confirm the applicability of the rules, regulations and procedures of the relevant clearing system. Neither Procter & Gamble nor any other party to the fiscal agency agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of interests in the notes held through the facilities of, any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

 General

   Notes which are offered and sold outside the United States (the "international notes") will be represented by beneficial interests in a fully registered permanent global note (the "international global note") without interest coupons attached, which will be registered in the name of Citivic Nominees Limited, as nominee for, and shall be deposited on or about December 7, 1999 with, Citibank, N.A. London office, as common depositary for, and in respect of interests held through, Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, and Cedelbank. The international notes will initially be held through the Euroclear System. Cedelbank will not hold any of the international notes until it receives appropriate approval from the United States Securities & Exchange Commission for transactions of this nature. It is expected that notes may be held through Cedelbank after it obtains such approval.

   Notes which are offered and sold in the United States (the "DTC notes" and, together with the international notes, the "notes") will be represented by beneficial interests in a fully registered permanent global note (the "DTC global note" and, together with the international global note, the "global notes"), without interest coupons attached, which will be deposited on or about December 7, 1999 with Citibank, N.A. London office, as custodian for, and registered in the name of Cede & Co., as nominee for the Depository Trust Company.

   Together, the notes represented by the global notes will equal the aggregate principal amount of the notes outstanding at any time. The amount of notes represented by each of the DTC global note and the international global note is evidenced by the register maintained for that purpose by the registrar. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC, Euroclear and Cedelbank and their participants. Except as described herein, individual registered certificates will not be issued in exchange for beneficial interests in the global notes.

   A holder of DTC notes will receive all payments under the DTC notes in U.S. dollars, unless such holder makes an election as described herein for payment in Japanese yen. The amount payable in U.S. dollars will be equal to the amount of Japanese yen otherwise payable exchanged into U.S. dollars at the
(Yen)/U.S.$ rate of exchange prevailing two Business Days prior to the relevant payment date. See "Currency Conversions and Foreign Exchange Risks Affecting Yen Notes--Currency Conversions" herein.

   Owners of beneficial interests in the global notes will not be entitled to have notes registered in their names, and will not receive or be entitled to receive physical delivery of definitive notes representing individual notes. In the event definitive notes are issued, we will appoint a paying agent and transfer agent in Luxembourg and holders of definitive notes will be able to receive payments and effect transfers at the offices of the Luxembourg paying and transfer agent.

   Individual registered certificates in respect of notes will not be issued in exchange for the global notes, except in very limited circumstances. If (1) Euroclear, Cedelbank or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a global note or, in the case of DTC only, DTC ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended, and in each case we do not appoint a successor clearing system within 90 days after receiving such notice from Euroclear, Cedelbank or DTC or on becoming aware that DTC is no longer so registered, (2) an event of default has occurred and is continuing under the indenture or (3) we elect at our option to terminate the book-entry system through DTC, Euroclear and Cedelbank, we will issue or cause to be issued individual certificates in registered form on registration of, transfer of or in exchange for book-entry interests in the notes represented by such global note in whole but not in part upon delivery of such global note for cancellation.

   Subject to applicable law and the terms of the indenture, Procter & Gamble, the registrar and any paying agent will treat the persons in whose names the global notes are registered, initially Cede & Co. and Citivic Nominees Limited, as owners of such notes for the purpose of receiving payments of principal and interest (and Additional Amounts, if any) on the notes and for all other purposes whatsoever. Therefore, none of Procter & Gamble, the registrar or any paying agent has any direct responsibility or liability for the payment of principal of or interest on the notes to owners of beneficial interests in the global notes. All payments made by Procter & Gamble to the registered holders of the global notes shall discharge the liability of Procter & Gamble under the notes to the extent of the sums so paid.

 The Depository Trust Company

   DTC is acting as securities depositary for the DTC notes. The DTC notes have been issued as fully registered notes registered in the name of Cede & Co. DTC is:

  . a limited-purpose trust company organized under the New York Banking Law;

  . a "banking organization" under the New York Banking Law;

  . a member of the Federal Reserve System;

  . a "clearing corporation" under the New York Uniform Commercial Code; and

  . a "clearing agency" registered under the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended.

   DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

   Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

   If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The United States Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

   Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in limited circumstances.

   The DTC notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 Year 2000 Compliance

   DTC has advised that DTC management is aware that some computer applications, systems and the like for processing data that are dependent on calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000" computer problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

   DTC's ability to perform properly its services is also dependent on third parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

   The foregoing information with respect to DTC's Year 2000 preparations has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

 Cedelbank

   Cedelbank was incorporated as a limited company under Luxembourg law. Cedel International, societe anonyme, owns Cedelbank. Cedel International's shareholders are banks, securities dealers and financial institutions.

   Cedelbank holds securities for its customers and facilitates the clearance and settlement of securities transactions between Cedelbank customers through electronic book-entry changes in accounts of Cedelbank customers, thus eliminating the need for physical movement of certificates. Cedelbank provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in a number of countries. Cedelbank has established an electronic bridge with Morgan Guaranty Trust Company of New York, the operator of the Euroclear System, to facilitate settlement of trades between Cedelbank and Euroclear.

   As a registered bank in Luxembourg, Cedelbank is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Cedelbank customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Cedelbank customers are limited to securities brokers and dealers. Cedelbank customers may include the underwriters. Other institutions that maintain a custodial relationship with a Cedelbank customer may obtain indirect access to Cedelbank. Cedelbank is an indirect participant in DTC.

   Distributions with respect to the notes held beneficially through Cedelbank will be credited to cash accounts of Cedelbank customers in accordance with its rules and procedures, to the extent received by Cedelbank.

 The Euroclear System

   The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

   The Euroclear System is operated by Morgan Guaranty Trust Company of New York through its Brussels, Belgium office (the "Euroclear Operator"), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

   The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

   The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

  . transfers of securities and cash within the Euroclear System;

  . withdrawal of securities and cash from the Euroclear System; and

  . receipts of payments with respect to securities in the Euroclear System.

   All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

   Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.

 Euroclear, Cedelbank and DTC Arrangements

   So long as DTC or its nominee or Euroclear, Cedelbank or the nominee of their common depositary is the registered holder of the global notes, DTC, Euroclear, Cedelbank or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the fiscal agency agreement and the notes. Payments of principal, interest and additional amounts, if any, in respect of the global notes will be made to DTC, Euroclear, Cedelbank or such nominee, as the case may be, as the registered holder thereof. None of Procter & Gamble, any agent or any underwriter or any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the United States Securities Act of 1933, as amended), have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   Distributions of principal and interest with respect to book-entry interests in the notes held through Euroclear or Cedelbank will be credited, to the extent received by Euroclear or Cedelbank from the fiscal agent, to the cash accounts of Euroclear or Cedelbank customers in accordance with the relevant system's rules and procedures.

   Holders of book-entry interests in the notes through DTC will receive, to the extent received by DTC from the fiscal agent, all distributions of principal and interest with respect to book-entry interests in the notes from the fiscal agent through DTC. Distributions in the United States will be subject to relevant U.S. tax laws and regulations.

   Interest on the notes (other than interest on redemption) will be paid to the holder shown on the register on the applicable record date. Trading between the DTC global note and the international global note will therefore be net of accrued interest from the record date to the relevant interest payment date.

   The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in the global notes to such persons will be limited. Because DTC, Euroclear and Cedelbank can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the global notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

   The holdings of book-entry interests in the notes through Euroclear, Cedelbank and DTC will be reflected in the book-entry accounts of each such institution. As necessary, the registrar will adjust the amounts of the notes on the register for the accounts of (i) Citivic Nominees Limited and (ii) Cede & Co. to reflect the amounts of notes held through Euroclear and Cedelbank, and DTC, respectively.

   Beneficial ownership of notes will be held through financial institutions as direct and indirect participants in Euroclear, Cedelbank and DTC. Interests in the global notes will be in uncertificated book-entry form.

 Secondary Market Trading in Relation to Registered Global Notes

   Trading between Euroclear and/or Cedelbank Participants

   Secondary market sales of book-entry interests in the notes held through Euroclear or Cedelbank to purchasers of book-entry interests in the international notes through Euroclear or Cedelbank will be conducted in accordance with the normal rules and operating procedures of Euroclear and Cedelbank and will be settled using the procedures applicable to conventional Eurobonds.

   Trading between DTC Participants

   Secondary market sales of book-entry interests in the DTC notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations if payment is effected in U.S. dollars, or free of payment if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

   Trading between DTC Seller and Euroclear/Cedelbank Purchaser

   When book-entry interests in notes are to be transferred from the account of a DTC participant holding a beneficial interest in a DTC global note to the account of a Euroclear or Cedelbank accountholder wishing to purchase a beneficial interest in an international global note (subject to the certification procedures provided in the fiscal agency agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Cedelbank accountholder to DTC by 12:00 noon, New York City time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Cedelbank accountholder. On the settlement date, the custodian will instruct the registrar to (i) decrease the amount of notes registered in the name of Cede & Co. and evidenced by the DTC global note and (ii) increase the amount of notes registered in the name of the nominee (being Citivic Nominees Limited) of the common depositary for Euroclear and Cedelbank and evidenced by the international global note. Book-entry interests will be delivered free of payment to Euroclear or Cedelbank, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date but for value settlement date.

   Trading between Euroclear/Cedelbank Seller and DTC Purchaser

   When book-entry interests in the notes are to be transferred from the account of a Euroclear or Cedelbank accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the DTC global note (subject to the certification procedures provided in the fiscal agency agreement), the Euroclear or Cedelbank participant must send to Euroclear or Cedelbank delivery free of payment instructions by 7:45 p.m., Luxembourg/Brussels time as the case may be, one business day prior to the settlement date. Euroclear or Cedelbank, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Cedelbank and the registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear and Cedelbank accountholder, as the case may be.

   On the settlement date, the common depositary for Euroclear and Cedelbank will (a) transmit appropriate instructions to the custodian who will in turn deliver such book-entry interests in the notes free of payment to the relevant account of the DTC participant and (b) instruct the registrar to (i) decrease the amount of notes registered in the name of the nominee (being Citivic Nominees Limited) of the common depositary for Euroclear and Cedelbank and evidenced by the international global notes and (ii) increase the amount of notes registered in the name of Cede & Co. and evidenced by the DTC global note.

   Although the foregoing sets out the procedures of Euroclear, Cedelbank and DTC in order to facilitate the transfers of interests in the notes among participants of DTC, Cedelbank and Euroclear, none of Euroclear, Cedelbank or DTC is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the fiscal agent, the registrar, the trustee, any paying agent, any underwriter or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the United States Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear and Cedelbank or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

Notices

   So long as the international global note is held on behalf of Euroclear and Cedelbank or any other clearing system, notices to holders of notes represented by a beneficial interest in the international global notes may be given by delivery of the relevant notice to Euroclear, Cedelbank or the alternative clearing system, as the case may be. So long as the DTC global note is held on behalf of DTC or an alternative clearing system, notices to holders of notes represented by a beneficial interest in the DTC global note may be given by delivery of the relevant notice to DTC or the alternative clearing system, as the case may be.

   In addition, so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in an English language newspaper having general circulation in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternative means that approximate the terms and conditions described in this paragraph.

Registrar

   Citibank, N.A. has been appointed as registrar. We may at any time vary or terminate the appointment of the registrar or any paying agent or approve any change in the office through which they act, provided that there shall at all times be a registrar, and provided further that so long as the notes are listed on any stock exchange (and the rules of such stock exchange so require), we will maintain a paying agent with offices in the city in which such stock exchange is located.

Replacement of Notes

   If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and Procter & Gamble receive evidence to their satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Prescription

   Under New York's statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

Further Issues

   Procter & Gamble may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Governing Law

   The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                        UNITED STATES TAX CONSIDERATIONS

   The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

   This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

  .  dealers in securities or currencies;

  .  traders in securities;

  . United States holders (as defined below) whose functional currency is not the United States dollar;

  . persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

  .  certain United States expatriates;

  .  financial institutions;

  .  insurance companies;

  . entities that are tax-exempt for United States federal income tax purposes; and

  .  persons that acquire the notes for a price other than their issue price.

   This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

   The following summary applies to you only if you are a United States holder (as defined below).

 Definition of a United States Holder

   A "United States holder" is a beneficial owner of a note or notes who or which is:

  .  an individual citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

  . an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

  . a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions.

 Payments of Interest

   Interest on your notes will be taxed as ordinary interest income. In addition:

  . if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

  . if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

   See "United States Tax Considerations--United States Holders--Foreign Currency Considerations" below for additional consequences related to the notes being denominated in Yen.

 Sale or Other Disposition of Notes

   Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

  . the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under "United States Tax Considerations--United States Holders--Payments of Interest"); and

  .  your tax basis in the notes.

   Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

   See "United States Tax Considerations--United States Holders--Foreign Currency Considerations" below for additional consequences related to the notes being denominated in Yen.

 Backup Withholding

   In general, "backup withholding" at a rate of 31% may apply:

  . to any payments made to you of principal of and interest on your note, and

  . to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

   The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

 Foreign Currency Considerations

   Payments of Interest in Yen

   If you use the cash method of accounting for United States federal income tax purposes and you receive a payment of interest in Yen, you will be required to include in your gross income the United States dollar value of the payment on the date you receive it (based on the United States dollar spot rate for Yen on that date), regardless of whether you in fact convert the payment to United States dollars at that time.

   If you use the accrual method of accounting for federal income tax purposes, you will be required to include in your gross income the United States dollar value of the amount of interest income that accrues during an accrual period. The United States dollar value of accrued interest income is determined by translating that income at the average United States dollar exchange rate for Yen in effect during that accrual period or, for an accrual period that spans two taxable years, the partial period within the taxable year. You may elect, however, to translate your accrued interest income using the United States dollar spot rate for Yen on the last day of the accrual period or, for an accrual period that spans two taxable years, on the last day of the taxable year. If the last day of an accrual period is within five business days of the date you receive the accrued interest, you are permitted to translate the interest using the United States dollar spot rate on the date of receipt. That election must be applied consistently to all debt instruments you hold from year to year and may not be changed without the consent of the Internal Revenue Service. Prior to making that election, you should consult your own tax advisor.

   If you use the accrual method of accounting for United States federal income tax purposes, you may recognize exchange gain or loss, which will be taxable as ordinary income or loss, with respect to accrued interest income on the date you receive the payment of that income. The amount of exchange gain or loss you recognize will be the difference, if any, between the United States dollar value of the payment in Yen that you receive in respect of the accrued interest (based on the United States dollar spot rate for Yen on the date you receive the payment) and the amount of income you included in respect of that accrued interest (determined as described in the preceding paragraph).

   If you receive a payment of interest in United States dollars as a result of a currency conversion, then the United States dollar amount so received might not be the same as the United States dollar amount required to be recognized as interest income under the rules described above. See "Currency Conversions and Foreign Exchange Risks Affecting Yen Notes."

   Exchange or Purchase of Yen

   Yen received as interest on a note or on a sale or other disposition of a note will have a tax basis equal to its United States dollar value at the time you receive the interest or at the time at which you sell or otherwise dispose of your note, as the case may be. If you purchase Yen, its tax basis will generally be its United States dollar value on the date of purchase. Any gain or loss recognized on a sale or other disposition of Yen (including its use to purchase notes or upon exchange for United States dollars) will be taxable as ordinary income or loss.

   Foreign Currency Gain or Loss on Sale or other Disposition

   On a sale or other disposition of your note, the amount realized will be based on the United States dollar value of Yen on the date you receive the payment or your note is disposed of, or deemed disposed of (or, in certain circumstances, on the settlement date of the transaction). Gain or loss realized upon the sale or other disposition that is attributable to fluctuations in currency exchange rates will be taxable as ordinary income or loss, which generally will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will be the difference between the United States dollar value of the Yen received, determined based on the United States dollar spot rate for Yen on the date the payment is received or the note is disposed of, or deemed disposed of (or, in certain circumstances, on the settlement date of the transaction), and the United States dollar value of the amount of Yen paid to purchase the note, determined based on the United States dollar spot rate for Yen on the date you acquired the note (or, in certain circumstances, on the settlement date of the purchase transaction). This foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by you on the sale or other disposition of the note.

Non-U.S. Holders

   The following summary applies to you if you are a beneficial owner of a note who or which is not a United States holder (as defined above) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

  .  on at least 31 days in the calendar year, and

  . for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

 United States Federal Withholding Tax

   Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

  . you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

  . you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

  . such interest is not effectively connected with your conduct of a United States trade or business; and

  . you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

    (A) Procter & Gamble or any paying agent of Procter & Gamble; or

    (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this statement.

Recently finalized Treasury regulations generally applicable to payments made after December 31, 2000 will provide alternative methods for satisfying the certification requirement described in this section. These regulations may require a non-U.S. holder to also provide its United States taxpayer identification number. These regulations generally also will require, in the case of a note held by a foreign partnership, that:

  .  the certification described above be provided by the partners; and

  . the partnership provide certain information, including a United States taxpayer identification number.

Further, a look-through rule will apply in the case of tiered partnerships.

 United States Federal Income Tax

   Except for the possible application of United States withholding tax (see "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above) and backup withholding tax (see "United States Tax Considerations--Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" are met) unless:

  . in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

  . the gain is effectively connected with your conduct of a United States trade or business, or, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

   If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, or if an income tax treaty applies and you maintain a United States "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to United States income tax on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed Internal Revenue Service form on or before any payment date to claim the exemption). You will have to pay this income tax on a net basis.

   In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

 United States Federal Estate Tax

   If you are an individual and are not a citizen or resident of the United States at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

  . you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

  . your interest on the notes is effectively connected with your conduct of a United States trade or business.

 Backup Withholding and Information Reporting

   Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge that you are a United States holder (as described in "United States Tax Considerations--United States Holders" above). Procter & Gamble or any paying agent of Procter & Gamble may, however, report payments of interest on the notes. Payments to you of the proceeds from your disposition of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting and, under recently finalized Treasury regulations generally applicable to payments made after December 31, 2000, backup withholding may apply to those payments if the broker is:

  .  a United States person (as defined in the Internal Revenue Code);

  . a controlled foreign corporation for United States federal income tax purposes;

  . a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

  . with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

   Payment of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you certify as to your taxpayer identification number or otherwise establish an exemption from information reporting and backup withholding.

   You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations and the Treasury regulations that will become effective after December 31, 2000. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                        CURRENCY CONVERSIONS AND FOREIGN
                       EXCHANGE RISKS AFFECTING YEN NOTES

Currency Conversions

   Notes which are offered and sold in the United States (the DTC notes) will be represented by beneficial interests in a fully registered permanent global note (the DTC global note) which will be deposited with Citibank, N.A. London office, as custodian for, and registered in the name of Cede & Co., as nominee for DTC. While interests in the DTC notes are held through the DTC global note, all payments in respect of such DTC notes will be made in U.S. dollars, except as otherwise provided in this section.

   As determined by the exchange agent under the terms of the fiscal agency agreement, in accordance with reasonable market practice, the amount of U.S. dollars payable in respect of any particular payment under the DTC notes will be equal to the amount of Japanese yen otherwise payable exchanged into U.S. dollars at the (Yen)/U.S.$ rate of exchange prevailing as at 11:00 a.m. (New York City time) on the day which is two business days prior to the relevant payment date, less any costs incurred by the exchange agent for such conversion (to be shared pro rata among the holders of DTC notes accepting U.S. dollar payments in the proportion of their respective holdings), all in accordance with the fiscal agency agreement. If an exchange rate bid quotation is not available, the exchange agent shall obtain a bid quotation from a leading foreign exchange bank in The City of New York selected by the exchange agent for such purpose after consultation with Procter & Gamble. If no bid quotation from a leading foreign exchange bank is available, payment will be in Japanese yen to the account or accounts specified by DTC to the exchange agent. Until such account or accounts are so specified, the funds still held by the exchange agent shall bear interest at the rate of interest quoted by the exchange agent for deposits with it on an overnight basis to the extent that the exchange agent is reasonably able to reinvest such funds.

   Notwithstanding the above, the holder of a beneficial interest in the DTC notes may elect to receive payment or payments under such DTC Note in Japanese yen by notifying the DTC participant through which its notes are held on or prior to the applicable record date of (1) such investor's election to receive all or a portion of such payment in Japanese yen and (2) wire transfer instructions to a Japanese yen account in Japan. DTC must be notified of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify the fiscal agent and the paying agent of such election and wire transfer instructions on or prior to 5:00 p.m. New York City time on the fifth New York business day after such record date for any payment of interest and on or prior to 5:00 p.m. New York City time on the tenth day prior to the payment of principal.

   If complete instructions are forwarded to DTC through DTC participants and by DTC to the fiscal agent and the paying agent on or prior to such dates, such investor will receive payment in Japanese yen outside DTC; otherwise, only U.S. dollar payments will be made by the fiscal agent to DTC. All costs of such payment by wire transfer will be borne by holders of beneficial interests receiving such payments by deduction from such payments. For purposes of this paragraph, "New York business day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to close.

   Holders of notes will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see "--Foreign Exchange Risks" below.

Foreign Exchange Risks

   An investment in the Japanese yen notes, which are denominated in, and all payments in respect of which are to be made in, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities (the "home currency") entails significant risks that are not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the Japanese yen and the possibility of the imposition or modification of foreign exchange controls with respect to the Japanese yen. Such risks generally depend on economic and political events over which we have no control. In recent years, rates of exchange for certain currencies, including the Japanese yen, have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative however, of fluctuations in such rate that may occur during the term of any note. Depreciation of the Japanese yen against the relevant home currency could result in a decrease in the effective yield of such yen note below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

   This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult with their own financial and legal advisors as to the risks involved in an investment in the notes.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement and pricing agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                                            Principal Amount of
                         Underwriter                               Notes
                         -----------                        -------------------
   Salomon Smith Barney Inc................................ (Yen)18,000,000,000
   Tokyo-Mitsubishi International plc......................      18,000,000,000
   Bank of America International Limited...................       1,000,000,000
   Deutsche Bank AG London.................................       1,000,000,000
   Goldman Sachs International.............................       1,000,000,000
   J.P. Morgan Securities Ltd..............................       1,000,000,000
                                                            -------------------
     Total................................................. (Yen)40,000,000,000
                                                            ===================

   The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The underwriters, for whom Salomon Smith Barney Inc. and Tokyo-Mitsubishi International plc are acting as joint book-running managers, propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the public offering price and such concessions may be changed.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                    Paid by
                                                                Procter & Gamble
                                                                ----------------
   Per note....................................................      0.30%

   Each underwriter represents and agrees that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement or the accompanying prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither Procter & Gamble nor any other underwriter shall have any responsibility therefor.

   Each underwriter, severally and not jointly, represents and agrees that:

  . it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiration of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom; and

  . the notes have not been, and will not be, registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each underwriter has agreed that, so long as the Securities and Exchange Law and any applicable laws, regulations and ministerial guidelines of Japan so require, it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan and that thereafter it will offer or sell such notes in Japan or to, or for the benefit of, a resident of Japan only pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

   The notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. Application has been made to list the notes on the Luxembourg Stock Exchange.

   Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this prospectus supplement.

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that the total expenses of this offering will be $325,000.

   The underwriters are offering the notes subject to various conditions, including receipt of legal opinions from counsel to us and the underwriters, certificates of our officers, cross-receipts and other customary closing documentation.

   Salomon Smith Barney Inc., Tokyo-Mitsubishi International plc and certain of the other underwriters or their affiliates have performed certain investment banking and/or commercial banking services for us from time to time for which they have received customary fees and expenses. These underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                             VALIDITY OF THE NOTES

   The validity of the notes will be passed upon for Procter & Gamble by Susan
M. Shook, Esq., Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Ms. Shook may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Ms. Shook. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for us.

                             AVAILABLE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

   The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

   We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the "registration statement." This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

   We incorporate by reference into this prospectus supplement:

  .  our Annual Report on Form 10-K for the year ended June 30, 1999;

  .  our Current Report on Form 8-K dated August 11, 1999;

  .  our Quarterly Report on Form 10-Q for the period ended September 30,
     1999; and

  . any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

                        LISTING AND GENERAL INFORMATION

   1. Application has been made to list the notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the notes and the Amended Articles of Incorporation and Regulations of Procter & Gamble will be deposited with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where such documents may be examined or copies obtained.

   2. Copies of our Amended Articles of Incorporation, Regulations and Bylaws, the indenture and each of the documents listed under "Incorporation of Documents by Reference," as well as all present and future published annual and quarterly consolidated financial statements of Procter & Gamble will be available free of charge at the office of Credit Agricole Indosuez Luxembourg S.A. during the term of the notes. Credit Agricole Indosuez Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and Procter & Gamble. We do not make publicly available non-consolidated financial statements.

   3. The creation and issuance of the notes was authorized on behalf of Procter & Gamble by resolutions adopted by the Board of Directors of Procter & Gamble on September 12, 1995, July 14, 1998, September 29, 1998 and July 22, 1999.

   4. There has been no material adverse change in the consolidated financial position of Procter & Gamble and its consolidated subsidiaries taken as a whole since September 30, 1999, except as disclosed or contemplated in this prospectus supplement or in the documents incorporated by reference.

   5. Neither Procter & Gamble nor any of its subsidiaries is a party to any litigation that, in our judgment, is material in the context of the issue of the notes, except as disclosed or contemplated in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference.

   6. The notes have been assigned CUSIP No. 742718BQ1, Euroclear and Cedelbank Common Code No. 010512450 and ISIN No. XS0105124506. The notes have been accepted for clearance by Euroclear. The notes are expected to be accepted for clearance through Cedelbank upon Cedelbank's receipt of necessary SEC approval.

   7. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

   8. Procter & Gamble has represented and warranted to the underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. Procter & Gamble has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. Procter & Gamble accepts responsibility accordingly.

   9. This prospectus supplement and the accompanying prospectus may be used only for the purposes for which they were published. This prospectus supplement and the accompanying prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

   10. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus in connection with the issue or sale of the notes, and if given or made, such information or representations must not be relied upon as having been authorized by Procter & Gamble or the underwriters. Neither the delivery of these listing particulars or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in affairs of Procter & Gamble since the date on the cover of this prospectus and the accompanying prospectus, respectively.

PROSPECTUS

                                 $4,000,000,000

                          The Procter & Gamble Company

                      By this prospectus, we may offer --

                                Debt Securities

                                    Warrants

                                 ------------

   We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                                 ------------

   This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                                 ------------

   Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               This date of this Prospectus is September 30, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   3
Selected Consolidated Financial Information................................   4
Use of Proceeds............................................................   5
Description of Debt Securities.............................................   6
Description of Warrants....................................................  14
Plan of Distribution.......................................................  17
Legal Opinions.............................................................  18
Experts....................................................................  18
Where You Can Find More Information........................................  19

                                 ------------

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $3,825,000,000 of any combination of our debt securities and warrants.

   This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

   You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                                  THE COMPANY

   The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

   Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

  . Laundry and Cleaning includes laundry, dish care, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

  . Paper includes tissue/towel, feminine protection, diapers and wipes.
    Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

  . Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

  . Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

  . Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

   The Laundry and Cleaning group and the Paper group each constituted 30% of consolidated 1999 fiscal-year sales.

   We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units ("GBUs") that will streamline management decision-making, strategic planning and manufacturing. We call this change "Organization 2005." Consistent with this change, prior segment reporting will be restated starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

   We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

   Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

   In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of such date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

   Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The selected consolidated financial information for the year ended June 30, 1999 was derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The selected consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The selected financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996. All information is reported in U.S. dollars.

                                                Years Ended June 30,
                                       ---------------------------------------
                                        1995    1996    1997    1998    1999
                                       ------- ------- ------- ------- -------
                                        (in millions, except per share data)
Operating Results:
Net sales............................. $33,482 $35,284 $35,764 $37,154 $38,125
Cost of products sold.................  19,561  20,938  20,510  21,064  21,206
Earnings before income taxes..........   4,000   4,669   5,249   5,708   5,838
Income taxes..........................   1,355   1,623   1,834   1,928   2,075
Net earnings..........................   2,645   3,046   3,415   3,780   3,763
Basic net earnings per common share... $  1.85 $  2.14 $  2.43 $  2.74 $  2.75
Diluted net earnings per common
 share................................ $  1.74 $  2.01 $  2.28 $  2.56 $  2.59
Basic average shares outstanding (in
 millions)(1)......................... 1,372.0 1,372.6 1,360.3 1,343.4 1,328.1
Ratio of earnings to fixed
 charges(2)...........................     7.7     9.0    10.9     9.9     8.8
Financial Position (at period end):
Working Capital....................... $ 2,194 $ 2,982 $ 2,988 $ 1,327 $   597
Total Assets..........................  28,125  27,730  27,544  30,966  32,113
Long-term debt........................   5,161   4,670   4,143   5,765   6,231
Shareholders' equity..................  10,589  11,722  12,046  12,236  12,058

--------
(1) Restated for two-for-one stock split effective August 22, 1997.
(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

Results of Operations: Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998

   We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in the prior year. Results include charges of $385 million after tax for the current year costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multiyear program designed to accelerate sales and earnings growth over the coming years.

   Core net earnings were $4.15 billion for the fiscal year, up 10% from the prior year. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04, an increase of 11% from the prior year. Fiscal year profit results were driven by higher value initiatives, effective cost containment and improved pricing.

   Worldwide net sales for the current year were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.

   Worldwide gross margin was 44.4%, compared to 43.3% in the prior year. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

   Worldwide marketing, research, and administrative expenses were $10.67 billion, versus $10.04 billion in the prior year, or 28.0% and 27.0% of sales for 1999 and 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research, and administrative expenses by $38 million, related primarily to employee separation expenses.

   Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

   Interest expense increased 19% to $650 million on increased debt, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in the current year compared to $201 million in the prior year.

   Our effective tax rate for the year was 35.5%, compared to 33.8% in the prior year. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in prior year results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

   Net earnings margin was 9.9% versus 10.2% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

   Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidated selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, this program was superseded by Organization 2005.

                                USE OF PROCEEDS

   Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

   This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

   We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA (formerly The First National Bank of Chicago), as trustee. We have incorporated by reference the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

   The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

   Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

  . the title of the debt securities;

  . any limit on the total principal amount of the debt securities;

  . the date or dates on which the debt securities will mature;

  . the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

  . the dates on which interest, if any, will be payable and the regular record dates for interest payments;

  . any mandatory or optional sinking fund or similar provisions;

  . any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

  . the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

  . the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

  . provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

  . if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

  . the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

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  . any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

  . if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

  . any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

   Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 153 West 51st Street, New York, New York 10019. At our option, however, payment of interest may be made by:

  . wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

  . any similar manner that the holder may designate in writing to the trustee; or

  . check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

   Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

   Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

   Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to "investment units" will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

   The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global

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security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

   In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under "--Definitions Applicable to Covenants."

 Restrictions on Secured Debt

   If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries' Consolidated Net Tangible Assets.

   In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

     (1) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

     (2) Mortgages in favor of us or a Domestic Subsidiary;

     (3) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

     (4) Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

     (5) any extension, renewal or refunding of any Mortgage referred to in clauses (1) through (4) above, inclusive. (Section 1004)

   The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

 Restrictions on Sales and Leasebacks

   Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property whose completed construction and start of fully operating status has occurred more than 120 days prior to the proposed sale and leaseback, unless

  . we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

  . we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

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This restriction will not apply to any sale and leaseback transaction

  . between us and a Domestic Subsidiary,

  . between Domestic Subsidiaries or

  . involving the taking back of a lease for a period of less than three years. (Section 1005)

 Definitions Applicable to Covenants

   The term "Attributable Debt" means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

   The term "Consolidated Net Tangible Assets" means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries' most recent balance sheet and computed in accordance with generally accepted accounting principles.

   The term "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

   The term "Domestic Subsidiary" means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries' operations outside the United States.

   The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

   The term "Mortgage" means pledges, mortgages and other liens.

   The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets. However, the term "Principal Domestic Manufacturing Property" does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Events of Default

   Any one of the following are events of default under the indenture with respect to debt securities of any series:

     (1) our failure to pay principal of or premium, if any, on any debt security of that series when due;

     (2) our failure to pay any interest on any debt security of that series when due, continued for 30 days;

     (3) our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

     (4) our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

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     (5) certain events involving bankruptcy, insolvency or reorganization;
  and

     (6) any other event of default provided with respect to debt securities of that series. (Section 501)

   If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled "Modification and Waiver".

   A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

   During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

   We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

   The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

 Defeasance and Discharge

   We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

   If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

  . the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

  . our obligation to register the transfer or exchange of debt securities of the series,

  . our obligation to replace stolen, lost or mutilated debt securities of the series,

  . our obligation to maintain paying agencies,

  . our obligation to hold monies for payment in trust, and


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  . the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

We may defease a series of debt securities only if, among other things:

  . we have received from, or there has been published by, the Internal
    Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

  . we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section
    403)

 Defeasance of Covenants and Events of Default

   We may elect not to comply with the covenants described above under "Restrictions on Secured Debt" (Section 1004) and "Restrictions on Sales and Leasebacks" (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

   We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

  . the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

  . the debt securities of the series, if then listed on the New York Stock
    Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

   If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under "Events of Default", the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

   Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 3/4% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

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   However, the consent of the holder of each debt security affected will be required for any modification or amendment that

  . changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

  . reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

  . reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

  . changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

  . impairs the right to institute suit for the enforcement of any payment on any debt security, or

  . reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

   Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

  . evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

  . add to the covenants for the benefit of the holders,

  . add additional events of default,

  . permit or facilitate the issuance of securities in bearer form or uncertificated form,

  . add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

  . secure the securities as required by "Restrictions on Secured Debt,"

  . establish the form or terms of securities of any series,

  . evidence the appointment of a successor trustee, or

  . cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

   The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

   The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

  . a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

  . a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

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Consolidation, Merger and Sale of Assets

   If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

  . consolidate or merge with or into another entity, or

  . transfer or lease our assets as an entirety to another entity.

   We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

  . the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

  . after giving effect to the transaction no event of default would have happened and be continuing, and

  . various other conditions are met. (Article Eight)

Regarding the Trustee

   The First National Bank of Chicago is the trustee under the indenture. The First National Bank of Chicago is also a depository of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

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                            DESCRIPTION OF WARRANTS

   This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

   We may issue the following types of warrants:

  . warrants for the purchase of debt securities,

  . warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

  . warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

  . warrants to buy or sell units of a stock index or stock basket, and

  . warrants to buy and sell a commodity or a commodity index.

   We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

   Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

   We have incorporated by reference the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

   The prospectus supplement will describe the following terms of the offered warrants:

  . the offering price;

  . the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

  . the date on which the right to exercise the warrants commences and the date on which the right expires;

  . whether the warrant certificates will be issuable in definitive registered form or global form or both;

  . federal income tax consequences;

  . whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or another index or reference as described in the prospectus supplement; and

  . any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

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Warrants to Purchase Debt Securities

   If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

  . the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

  . the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

  . the date on and after which the offered warrants and the related debt securities will be separately transferable; and

  . the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

   If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

  . the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

  . whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

  . the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

   If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

  . the terms of the offered warrants,

  . the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

  . the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

   If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

  . the terms of the offered warrants,

  . the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates, and

  . the national securities exchange on which the warrants will be listed.

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Warrant Certificates

   Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

   Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

   As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

  . to purchase the principal amount of debt securities at the exercise price,

  . to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price, or

  . to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

   Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

   If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

  . the properly completed and duly executed warrant certificate, and

  . payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

   Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

                              PLAN OF DISTRIBUTION

General

   We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

   A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

  . the terms of the offering,

  . the names of any underwriters or agents,

  . the purchase price of the securities from us,

  . the net proceeds to us from the sale of the securities,

  . any delayed delivery arrangements,

  . any underwriting discounts and other items constituting underwriters' compensation,

  . any initial public offering price, and

  . any discounts or concessions allowed or reallowed or paid to dealers.

   The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

   In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

   Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

   We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

   Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

   We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and/or warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

   The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

   If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, that is if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

   We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL OPINIONS

   The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.

                                    EXPERTS

   Deloitte and Touche LLP, independent accountants, have audited our consolidated financial statements, which are incorporated by reference from our annual report on Form 10-K. Our consolidated financial statements are incorporated by reference in reliance on Deloitte and Touche LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference rooms:

 450 Fifth Street, N.W.      7 World Trade Center      500 West Madison Street
        Room 1024                 Suite 1300                 Suite 1400
  Washington, DC 20549     New York, New York 10048    Chicago, Illinois 60661

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

   In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

   The SEC allows us to "incorporate by reference" into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

  . Our Annual Report on Form 10-K for our fiscal year ended June 30, 1999

  . Our Current Report on Form 8-K filed on August 11, 1999

   In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (j) and (k) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

   You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

                          The Procter & Gamble Company
                   Attn: Linda D. Rohrer, Assistant Secretary
                            1 Procter & Gamble Plaza
                          Cincinnati, Ohio 45202-3315

   You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.

                              PRINCIPAL OFFICE OF

                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                             Cincinnati, Ohio 45202
                                     U.S.A.

                                    TRUSTEE

                           Bank One Trust Company, NA
                                One North State
                             9th Floor, Suite 0126
                          Chicago, Illinois 60670-0126
                                     U.S.A.

                            FISCAL AGENT, REGISTRAR
                               AND EXCHANGE AGENT

                                 Citibank N.A.
                               5 Carmelite Street
                                London EC4Y OPA
                                    England

                            LUXEMBOURG PAYING AGENT

                    Credit Agricole Indosuez Luxembourg S.A.
                               39 Allee Scheffer
                               L-2520 Luxembourg

                                 LEGAL ADVISORS

           To the Company:                   To the Underwriters:
        Susan M. Shook, Esq.            Fried, Frank, Harris, Shriver &
               Counsel                             Jacobson
     One Procter & Gamble Plaza            (a partnership including
       Cincinnati, Ohio 45202             professional corporations)
               U.S.A.                         One New York Plaza
                                           New York, New York 10004
                                                    U.S.A.

                                    AUDITORS

                             Deloitte & Touche LLP
                             250 East Fifth Street
                             Cincinnati, Ohio 45202
                                     U.S.A.

                                 LISTING AGENT

                    Credit Agricole Indosuez Luxembourg S.A.
                               39 Allee Scheffer
                               L-2520 Luxembourg

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                              (Yen)40,000,000,000
                          The Procter & Gamble Company
                        1.5% Notes due December 7, 2005


[LOGO OF PROCTER & GAMBLE]

                              -------------------
                             PROSPECTUS SUPPLEMENT
                               November 30, 1999

                              -------------------

                          Joint Book-Running Managers

                       Nikko SalomonSmithBarney Americas

                       Tokyo-Mitsubishi International plc

                              -------------------

                     Bank of America International Limited
                                 Deutsche Bank
                          Goldman Sachs International
                          J.P. Morgan Securities Ltd.

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